

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Jared Isaacman
Chief Executive Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

> **Re: Shift4 Payments, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2020**
> **File No. 333-238307**

Dear Mr. Isaacman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2020 letter.

Registration Statement on Form S-1 Filed May 15, 2020

Key performance indicators and non-GAAP measures
Reconciliations of net revenue, EBITDA and adjusted EBITDA, page 87

1.   We note you present the non-GAAP measure, Adjusted EBITDA, which reflects GAAP net loss excluding adjustments typical to arrive at EBITDA, the impact of the adoption of ASC 606, and certain others. For the period ended March 31, 2020, revise here and throughout the filing to exclude the ASC 606 adoption related adjustment, as it is outside the first year of adoption, and the non-GAAP measure appears to substitute an individually tailored revenue recognition and measurement method for that of GAAP. Refer to Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Comparison of results for the three months ended March 31, 2019 and 2020, page 89

2.   We note your response and related changes to comment 4. We reissue our comment in part. Please revise the tabular disclosures of your statements of operations on pages 89, 91, and 93 to exclude the non-GAAP financial measure, net revenue. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

    You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Marc D. Jaffe